January 23, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tamika Sheppard

Re:	Theriva Biologics, Inc.

Registration Statement on Form S-1

File No. 333-283722

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on January 21, 2025, in which we, as Sole Placement Agent for the proposed offering by Theriva Biologics, Inc. (the “Company”), joined the Company’s request for acceleration of the effective date of the above-referenced registration statement (the “Registration Statement”) for January 23, 2025 5:00 p.m., Eastern Time. The Company is no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date of the Registration Statement.

Very truly yours,

A.G.P./ALLIANCE GLOBAL PARTNERS

By:	/s/ Thomas J. Higgins
Name:	Thomas J. Higgins
Title:	Managing Director